UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9 )*

                              AMBASE CORPORATION
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                               (Name of Issuer)

                    Common Stock, par value $0.01 pershare
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                          (Title of Class Securities)

                                  0231647106
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                                (CUSIP Number)


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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 3, 1997

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box -------.

Check the following box if a fee is being paid with the statement -----. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                 SCHEDULE 13D


CUSIP No.         0231647106                                 Page 2 of 4 Pages

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard A. Bianco
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) -----
                                                                     (b) -----
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     -----

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

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                  7.    SOLE VOTING POWER
NUMBER OF               8,351,600
    SHARES              ------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
      EACH              ------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
    PERSON              8,351,600
      WITH              ------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,351,600
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES *                                                   -----

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *Percentage  calculated with all vested options included in the number of shares beneficially owned and in the number of shares outstanding.
      18.08%*
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14.   TYPE OF REPORTING PERSON*

      IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





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CUSIP No.  0231647106                                        Page 3 of 4 Pages

Item 1.     SECURITY AND ISSUER.

            This statement relates to Common Stock, par value $.01 per share (the "ABC Stock"), of AmBase Corporation ("ABC"), a Delaware corporation, Greenwich Office Park, Building 2, 51 Weaver Street, Greenwich, Connecticut 06831-5155. It is being filed to reflect the vesting of stock ownership of the reporting person as described in Item 6 herein. The original 13d was filed on February 10, 1993 and was amended on February 24, 1993, March 29, 1993, September 9, 1993, December 9, 1993, January 1,
      1994, February 14, 1995, February 28, 1995 and May 10, 1996.

Item 2.     IDENTIITY AND BACKGROUND.

      (a)   This  statement is filed  by  Richard  A.  Bianco  ("Mr.   Bianco"),
            individually.

      (b) Mr. Bianco's business address is AmBase Corporation, Greenwich Office Park, Building 2, 51 Weaver Street, Greenwich, Connecticut 06831-5155.

      (c) Mr. Bianco's present principal occupation is as Chairman, President and Chief Executive Officer of AmBase Corporation, Office Park, Building 2, 51 Weaver Street, Greenwich, Connecticut 06831-5155. The principal business of AmBase is currently the administration of its assets and liabilities and the analysis of possible acquisition opportunities.

      (d)   Mr. Bianco has not, during the past five years,  been convicted in a
            criminal   proceeding   (excluding  traffic  violations  or  similar
            misdemeanors).

      (e) Mr. Bianco has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Bianco is a United States citizen.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Mr. Bianco has the right to acquire 500,000 shares of AmBase Stock pursuant to the vesting of those shares in accordance with an Incentive Stock Option Agreement described in Item 6 herein.

Item 4.     PURPOSE OF TRANSACTIONS.

            Mr. Bianco has the right to acquire 250,000 shares of AmBase Stock when the second half of the 500,000 shares granted to Mr. Bianco vested on May 3, 1997.

CUSIP No. 0231647106                                         Page 4 of 4 Pages



Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)      44,533,519 shares

      (b)      8,351,600 shares

      (c)      None

      (d)-(e)  Not applicable

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Mr. Bianco is a party to an Incentive Stock Option Agreement with AmBase dated May 3, 1995, pursuant to which one-half of the 500,000 shares granted to Mr. Bianco (250,000) shares vested on May 3, 1996, and the remaining one-half of the shares vested on May 3, 1997.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:         May 9, 1997



                                    /s/ Richard A. Bianco
                                    ------------------------------------------
                                                Richard A. Bianco